Exhibit 1.04

China.com Expands Strategic Partnerships with Google and China Mobile

BEIJING, May 29, 2007 — China.com, a leading Internet services provider in China and a Hong Kong listed subsidiary of CDC Corporation (NASDAQ: China), announced today that it has signed advertising contracts with Google and China Mobile to further expand its strategic partnerships with these industry leaders.

As previously announced, China.com and Google formed a strategic partnership in July 2006. Based on the agreement, Google is providing its search engine technology to enable users in Greater China to search English and Chinese content on China.com. In addition to the text search functions, Google has also launched video ads, called Video Adsense, in the English channel of the China.com portal which serves primarily multinational companies investing in China. By leveraging China.com portal’s audience, Google video ads further expand its reach to millions of people in both China and abroad. Building on these successes, Google is also increasing the promotion of its search engine in China by placing advertisements on the China.com portal and continuing to explore new opportunities with China.com.

In addition to the expanded Google partnership, China Mobile, the largest mobile operator in China with more than 300 million mobile subscribers, is now placing video ads on China.com to promote its products and services to business professionals, its core user base.

Since its inception as one of China’s first Internet portals, China.com has evolved to become the preferred portal of choice among professionals in China. Leveraging its unique and valuable URL address and the impressive demographics of its core user base, China.com has quickly become one of the preferred channels for advertisers to promote their products and services. Last year, various channels of the China.com portal received several leading industry awards, including ¡°Outstanding Brand Advertising Award” from Internet Society of China, and the “Outstanding Web Channel of 2006” award from State Council Information Office of the People’s Republic of China. In addition, the email system of the China.com portal was named “Best Brand in Commercial Value” by China Computer News. The Portal’s increasing brand equity, combined with proactive sales efforts, helped the Portal to acquire more advertising contracts and impressive clients such as SONY, Mazda, Chevrolet, and Peugeot. As a result of these successes, China.com’s portal revenue in the first quarter of 2007 increased 52 percent from the same period in 2006.

“We are pleased to broaden our strategic partnerships with Google and China Mobile,” said Xiaowei Chen, Ph.D., president of China.com Inc. “The portal business is where we started, and we continue to seek opportunities to leverage our great brand to create additional value for our shareholders. Our goal is to achieve a robust rate of growth in advertising that will equal or exceed industry projections for overall growth of 30 to 35 percent in online advertising this year in China.”

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading MVAS and Internet services company operating principally in China was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net .

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to leverage the strategic partnership with Google; (b) the ability to build a broader portfolio of products and services for the users of the portal in China;(c) the ability to realize benefits for the portal utilizing Goggle’s technology;(d) the possibility of additional partnership opportunities with Google; (e) the popularity of China.com’s online service offerings in China; (f) the ability to realize strategic objectives by taking advantage of market opportunities;(g) the ability to make changes in business strategy, development plans and product offerings; and the effects of regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: Monishbahl@cdcsoftware.com